VALCENT PRODUCTS INC.

[Formerly - Nettron.com, Inc.]

THE ATTACHED UNAUDITED INTERIM FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We were incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, our common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange). On June 30, 1998, we acquired all of the outstanding capital stock of Good Times Roll Bicycle Rentals Inc., a bicycle rental business incorporated under the Company Act (British Columbia), and of Arizona Outback Adventures LLC, an Arizona limited liability company which operated guided adventure eco-tours. We also changed our name from Ironclad Systems, Inc. to Bikestar Rentals Inc.

On May 8, 1999, while still operating our bicycle rental and eco-tour businesses through Bikestar Rentals Inc., we incorporated Nettron Media Group Inc., a wholly-owned subsidiary under the laws of the State of Texas, as a marketing enterprise focusing on products and services that could be effectively marketed through internet as well as more traditional business channels. Nettron Media Group Inc.’s primary focus was Cupid’s Web, an interactive online dating and marketing service. We also changed our name from Bikestar Rentals Inc. to AdventurX.com, Inc., and later to Nettron.com, Inc.

In 2000, and in connection with Cupid’s Web, we signed an agreement in principle to acquire all of the outstanding capital stock of a group of companies operating a worldwide dating service franchise, as well as a collection of dating magazines and websites.

On January 1, 2001, in order to fully focus on our interactive dating and marketing services, we disposed of all of the outstanding capital stock of Arizona Outback Adventures LLC and Bikestar Rentals Inc.

On February 18, 2002, due to general weakness in the equity markets, we terminated the agreement in principle to acquire the dating service franchise and related businesses originally entered into in 2000. On March 24, 2004, we disposed of our interest in Nettron Media Group Inc. and began exploring business opportunities that might allow us to restart commercial operations.

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. and on May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis.

On August 5, 2005, we completed a licensing agreement with MK Enterprises LLC for the exclusive worldwide marketing rights to certain MK Enterprise potential products and a right of first offer on future potential products.

On October 19, 2005, we incorporated Valcent USA, Inc., as a wholly-owned subsidiary under the laws of the State of Nevada. In turn, Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of the State of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of the state of Texas, wherein Valcent USA, Inc. serves as limited partner, in order to conduct operations in Texas and oversee  our projects in Mexico and Arizona related to the manufacturing and assembly of our potential consumer retail products.

We are, at present, a development stage company focused on the refinement and manufacture of three lines of unrelated potential consumer retail products, one of which we will begin marketing and distributing prior to the conclusion the March 31, 2007 fiscal year, and the other two prior to the conclusion of the subsequent fiscal year. From inception, we have generated minimal revenues and experienced negative cash flows from operating activities and our history of losses has resulted in our continued dependence on external financing. Any inability to achieve or sustain profitability or otherwise secure additional external financing, will negatively impact our financial condition and raises substantial doubts as to our ability to continue as a going concern.

ORGANIZATIONAL STRUCTURE

The following organizational chart sets forth our corporate structure and reflects historical changes in our corporate name and the names of our various entities.

On July 29, 2005, we entered into a series of related definitive agreements with MK Enterprises LLC (“MK”), an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer, acting President, Chairman and a member of our board of directors, including:

(i)

a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “MK Master License”), certain of which are patent pending by MK, including the Nova Skin Care System, the Dust WolfTM, and the Tomorrow Garden TM Kit (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)

the MK Master License also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(iii)

a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any new products developed by MK (any such products, collectively, the “Additional Products”, and, the agreement itself, the “MK Product Development Agreement”);

(iv)

the MK Product Development Agreement also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(v)

a related services agreement pursuant to which MK shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “MK Consulting Agreement”), in exchange for the following:

1)

20,000,000 shares of our common stock;

2)

a one-time $125,000 USD license fee;

3)

reimbursement for $125,000 USD in development costs associated with each of the Initial Products since March 17, 2005;

4)

consulting fees of $156,000 USD per year, payable monthly in advance; and

5)

the greater of the following, payable annually beginning in the second license year:

(i)

$400,000 USD; or
(ii)

the aggregate of the following:

6)

subject to a minimum amount of $37,500 USD per Initial Product during the second year of the MK Master License, and $50,000 USD each year thereafter, continuing royalties payable quarterly at a rate of:

(i)

$10.00 USD per Nova Skin Care System unit sold;

(ii)

$2.00 USD per Dust WolfTM unit sold;

(iii)

4.5% of annual net sales of the Tomorrow GardenTM Kit; and

(iv)

3% of annual net sales of Initial Ancillaries.

7)

a one-time $50,000 USD license fee for each Additional Product licensed (except for one pre-identified product); and

8)

subject to a minimum amount of $50,000 USD per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

PLAN OF OPERATIONS

From inception we have generated minimal revenues from our business operations and have traditionally met our ongoing obligations by raising capital through external sources of financing.

At present, we do not believe that our current financial resources are sufficient to meet our working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue our operations. We anticipate raising additional capital though further private equity or debt financings and shareholder loans. If we are unable to secure such additional external financing, we may not be able to meet our obligations as they come due or to fully implement our intended plan of operations, as set forth below, raising substantial doubts as to our ability to continue as a going concern.

Our plan of operations over the course of the next twelve months is to focus on the continued development, marketing and distribution of each of our lines of potential consumer retail products. In connection therewith and for each of our potential product lines:

•

Eric Enciso, our Chief Operating Officer, Valcent Manufacturing Ltd., is responsible for overseeing all aspects of our operations, manufacturing, production and product fulfillment activities. He will also act as our primary liaison with Solid Integrations, LLC;

•

Jack Potts, our Director of Sales and Marketing, Valcent Manufacturing Ltd., is responsible for formulating, managing and overseeing all aspects our marketing strategies, including our retail, infomercial and cable television shopping network strategies and sales. He will also be responsible for be responsible for working with our advertising agencies in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments; and

•

Forrest Ely, our Director of New Product Development, Valcent Manufacturing Ltd., under the direction of M. Glen Kertz, our acting President and Chief Executive Officer, is responsible for the design and engineering and overall product development, including the procurement of certain materials and components necessary for manufacture and assembly, of our existing potential products. He will also be responsible for new potential product research and development and design.

More specifically, our plan of operations with respect to each of our lines of potential consumer retail products includes:

Nova Skin Care System

Our Nova Skin Care System is presently in the production ramp-up phase.

We finalized an agreement with Solid Integrations, LLC, located in the city of Ciudad Juarez, Chihuahua, Mexico, for the manufacture and assembly of our Nova Skin Care System. All of the raw material components, tooling and fixtures, as well as the packaging and the associated creams and lotions that will be included with the Nova Skin Care System have been procured.  We have retained Arizona Natural Resources, Inc., a private label and contract cosmetic manufacturing firm, located in Phoenix, Arizona, to formulate and manufacture the creams and lotions which will be included with our Nova Skin Care System, and all of the finished creams and lotions have been shipped to our warehouse and distribution center in El Paso, Texas, and will be exported to Solid Integrations, LLC in Chihuahua, Mexico, for final assembly and packaging. We have received our initial raw material component shipments and have exported such components to Solid Integrations, LLC in preparation for our Nova Skin Care System production pilot. Our initial production pilot commenced on June 12, 2006, and we anticipate the initial production run of approximately 20,000 units to be completed by the end of December 2006.

We are in the final edit stage of production on an infomercial revenue driver which will on-air late December 2006. We have engaged Hawthorne Direct, Inc., a full service direct response television advertising agency, for this purpose. We have entered into a contract with InPulse Response Group of Scottsdale, Arizona to provide telemarketing services related to the Nova infomercial.  We have also engaged Wells Fargo Bank, N.A. to provide merchant processing services for credit card transactions and are in the final stages of negotiation with Accretive Commerce of Los Angeles, California to provide fulfillment services.

Based on the consumer dictated sales response from such activities, factory production will be modified to meet such any demand, and to regulate our “on-hand” inventory threshold, which is presently set at 20,000 units.  We anticipate that the revenue derived from our infomercial presence will represent our first revenue from operations.

Dust WolfTM

Our Dust WolfTM is presently undergoing final engineering reviews and revisions.   Major design changes have delayed the anticipated production commencement until March 31, 2007.  We anticipate a final fully-functioning production-level unit to be ready for review and final approval on or before January 31, 2007.

Once the Dust WolfTM has been approved, operating under a six-to-eight week lead time, we will begin to procure or order all of the raw material components, tooling and peripherals necessary for production ramp-up. We anticipate finalizing an agreement with Solid Integrations, LLC for the manufacture and assembly of the Dust WolfTM shortly, and for our initial production pilot to commence on or before March 31, 2006, with the initial production run of approximately 50,000 units to be completed within an eight-to-ten week timeframe thereafter.

We also plan to produce an infomercial revenue driver for our Dust WolfTM which we anticipate will air sometime in June 2007.

The Tomorrow Garden™ Kit

Our Tomorrow GardenTM Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace. M. Glen Kertz, our acting President, has conducted twelve (12) years of research in the development, processes and techniques underlying the technology in the Tomorrow GardenTM and based on his research believes that the Tomorrow GardenTM Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive. Our Tomorrow GardenTM Kit will be capable of supplying all of the standard herbs traditionally offered in grocery shops today, such as basil, mint, thyme, rosemary, parsley and cilantro, but may, in addition, supply more exotic herbs, such as lemon basil, lime basil, grapefruit mint and chocolate mint. Although subject to change, we presently anticipate that our Tomorrow GardenTM Kit will be priced at retail at approximately $29.95 per unit.

Our Tomorrow GardenTM Kit is currently in the very early conceptual, design and development phase and we presently anticipate launching the Tomorrow GardenTM Kit in April 2007.

High Density Vertical Bio-Reactor

We are in the preliminary stages of developing technology for a High Density Vertical Bio-Reactor. The objective of this technology is to produce a renewable source of bio-diesel by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Our High Density Vertical Bio Reactor is configured in a manner intended to promote the rapid growth of various forms of micro-algae which is later processed to remove volatile oils suitable for the production of bio-diesel. The design of our technology allows the reactors to be stacked on a smaller foot print of land than traditional growing methods require. We believe the potential markets for this technology include industrial, commercial and manufacturing businesses that produce carbon dioxide emissions. We hope to launch this technology by December 2007, however, this date may be delayed for several reasons, including but not limited to, delays in the successful or economically viable development of the technology and delays in obtaining applicable regulatory approval of the technology.

Fluctuations in Results

During the period from March 24, 2004 through the year ended March 31, 2005, we had no meaningful operations and focused exclusively on identifying and adopting a suitable business plan and securing appropriate financing for its execution.  As a result of the Company completing a licensing agreement with MK Enterprises LLC for the exclusive worldwide marketing rights to certain MK Enterprise potential products and a right of first offer on future potential products during the fiscal year ended March 31, 2006 operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

Valcent Products Inc. [formerly Nettron.Com, Inc.]
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended March 31
	2006	2005	2004
Net Operating Revenues	$0	0	0
Loss from operations	$3,734,599	45,694	24,932
Loss from prior operations	$0	45,694	25,885
Loss from development stage	$3,734,599	0	0
Net loss per Canadian GAAP	$3,734,599	45,694	23,647
Loss per share	$0.35	0.01	0
Share capital	$4,099,870	2,999,420	2,999,420
Common shares issued	15,787,835	6,435,374	6,435,374
Weighted average shares outstanding	10,548,042	6,435,374	6,447,041
Total Assets	$1,392,801	936	2,059
Net (liabilities)	$(1,810,501)	(237,950)	(192,256)
Cash Dividends Declared per Common Shares	$0	0	0
Exchange Rates (CDN $ to U.S.$) period average	$0.8385	0.7824	0.7393

Valcent Products Inc. [formerly Nettron.com, Inc.]
Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
	Quarter Ended
	09/30/06	06/30/06	03/31/2006	12/31/2005	9/30/2005	6/30/2005	3/31/2005	12/31/2004

Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss from operations	$1,072,871	2,332,942	2,352,734	553,653	787,815	16,442	13,659	10,597
Net loss	$1,072,871	2,237,236	2,366,470	563,517	787,815	16,797	16,873	10,038
Loss per share	$0.06	0.13	0.23	0.04	0.07	0.01	0.01	0.01
Share capital	$5,310,532	5,020,096	4,099,870	4,099,870	4,021,337	3,234,029	2,999,420	2,999,420
Common shares issued	18,412,586	17,982,586	15,787,835	15,787,835	14,217,177	3.750,125	2,145,125	2,145,125
Weighted average shares outstanding	18,183,564	16,830,767	10,289,200	15,361,026	10,690,235	3,750,125	2,145,125	2,145,125
Total Assets	$2,871,702	2,343,420	1,392,801	1,588,598	2,028,815	723	936	926
Net assets (liabilities)	$(664,990)	(1,387,527)	(449,114)	(26,228)	477,289	(20,138)	(237,950)	(222,196)
Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

SIX MONTHS ENDED SEPTEMBER 30, 2006 COMPARED WITH SIX MONTHS ENDED SEPTEMBER 30, 2005

OVERVIEW

Our focus during the first two quarters of fiscal year 2007 was to continue with the implementation of the business plan developed in the prior year, the development of a marketing plan to establish a channel for distribution of the consumer products acquired in the MK Agreements, and on continuing to raise capital to fund this development and production through solicitation of private offering transactions with and among a syndicated group of institutional and other investors.

In following this direction during the quarter ended September 30, 2006, the NOVA Skin Care system is in the production stage with clinical testing completed and we are in the final edit stage of production of the infomercial to present this product to the marketplace in late December 2006.  The Dust Wolf is undergoing final engineering reviews and revisions.  We anticipate a final fully-functioning production-level unit to be ready for review and final approval on or before January 31, 2007. The initial production run is anticipated to be completed in June 2007 and we plan to produce an infomercial revenue driver for our Dust WolfTM which is anticipated to air sometime in June 2007.

Our Tomorrow GardenTM Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace and is currently in the very early design and development phase.  We presently anticipate launching the Tomorrow GardenTM Kit in April 2007.

The Company has also developed a proprietary high density vertical bio-reactor for the mass production of oil bearing algae which it has entered into a joint venture to further develop with another public company.

Revenues

For the six months ended September 30, 2006 and 2005, we had no revenues.

Operating Expenses

Potential product development expenses increased to $854,530 for the six months ended September 30, 2006, from $109,064 for the six months ended September 30, 2005. The increase is due primarily to salaries paid to employees and consultants in connection with engineering issues related to our potential consumer retail products acquired in the MK Agreements.  In addition, there have been upfront costs to begin the production process of the NOVA SkinCare informercial which is set for production this fall pursuant to which we have spent $159,603  (2005 - $0).

In conjunction with the issuance of the convertible notes discussed further below, the Company issued warrants and incurred non cash financing expenses totaling $1,160,632 as compared to $0 in the prior year.  These outstanding convertible notes incurred interest and penalty costs of approximately $281,196 (2005 - $37,500).

The Company incurred share issuance costs of $186,801 as compared to $0 for the six months ended September 30, 2006.  In addition, the Company issued stock options to various directors, officers, employees and consultants and incurred stock option compensation expenses of $101,210 as compared to $0 for the six months ended September 30, 2005.

Professional fees increased to $271,543 for the six months ended September 30, 2006 from $141,641 for the prior period. The increase is primarily attributable to costs associated with the preparation of SEC reporting obligations for the registration statements, accounting, auditing and executive search services.

Advertising costs increased to $159,603 for the six months ended September 30, 2006 from $0 for the prior period. The increase is primarily attributable to costs associated with the engagement of an advertising agency to develop and launch the brands associated with our potential consumer products to the marketplace.

Travel expenses increased to $61,997 (2005 - $6,242) for the six months ended September 30, 2006 as a result of increased activity in the Company’s operations and the opening of a leased office, warehouse and distribution center in El Paso, Texas.

Rent expenses increased to $21,519 for the six months ended September 30, 2006 from $13,190 for the six months ended September 30, 2006. The increase is due to costs incurred for our additional leased office and warehouse and distribution center space in El Paso, Texas.  In line with maintaining these facilities, our office and miscellaneous expenses have increased $29,712 to $71,547 for the six months ended September 30, 2006 from $41,835 for the corresponding prior period. These increases are in relation to our ramping up operations and outfitting our El Paso, Texas office.

Investor relations fees for the six months ended September 30, 2006 were 156,135 (2005 - $454,212) and are based on the Company employing consultants in advisory investor relations activities and actively seeking accredited investors in both Canada and the US.

Due fluctuations in the United States dollar in relation to the Canadian dollar, the Company earned a foreign exchange gain of $51,129 (2005 –$22,953 gain) during the six months ended September 30, 2006.

Net Loss

Our reported loss for the six months ended September 30, 2006 increased $2,505,495 to $3,310,107 ($0.189 loss per basic share) as compared to $804,612 ($0.125 basic loss per share) for the six months ended September 30, 2005. The increase is largely a result of expenses associated with the development and production of the consumer products received under the MK licenses and expenses due to our having recently undergone a significant restructuring and change in business direction.  In addition, we have had increased expenses associated financing activities, meeting our SEC reporting obligations, corporate governance and other compliance matters, and related professional service fees.

Liquidity and Capital Resources

Because we are organized in Canada, our financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has a total accumulated deficit of $10,282,076 and a deficit from its development stage of $7,044,706.  The deficit from the development stage is primarily due to costs incurred in relation our related definitive agreements with MK Enterprises LLC and ramping up our operations for the development and anticipated marketing of the potential consumer retail products acquired in the MK Agreements. As at September 30, 2006 we had a working capital deficit of $2,112,572 and as described in Note 1 to our September 30, 2006 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern. While our financial statements do not include any adjustment that might arise from such uncertainty, had an audit been conducted in accordance with United States generally accepted auditing standards, the auditors would have been required to reflect these concerns in their audit report and would have included an explanatory paragraph in such report raising concern regarding our ability to continue as a going concern.

During the six months ended September 30, 2006, our financing efforts yielded the following:

•

the Company raised approximately $1,028,264 from the issuances of shares;

•

consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, $551,666 (USD) in 8% per annum convertible notes and three year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of $0.50 (USD), and (ii) up to an additional 735,544 shares of our common stock at a price per share of $1.00 (USD). Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) $0.55 (USD);

•

the Company also secured advances from related parties $1,226,326 during the three months ended June 30, 2006; and

•

the Company borrowed $190,000 to fund the acquisition of land pursuant to a ten year commercial real estate note.

As at September 30, 2006 the Company had cash on hand of $288,032 as compared to $12,772 at March 31, 2006.

Subsequent to September 30, 2006 $610,328 of the convertible notes were converted into 2,077,532 common shares.  The Company also agreed to a private placement of $1,500,000 8% per annum convertible notes and three year warrants to acquire (i) up to 2,000,000 shares of our common stock at a price per share of $0.50 (USD), and (ii) up to an additional 2,000,000 shares of our common stock at a price per share of $1.00 (USD). Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) $0.55 (USD). The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of $1.50 (USD) per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

Currently the Company has cash of approximately $120,000.  It is anticipated that the Company will be required to raise additional funding by way of loans from related parties, equity issuances and our debt issuances in order to meet its business plan.  There can be no guarantee that the Company will be successful in its fund raising activities and as such substantial risk is associated with the Company ability to meet its business plan objectives.

RELATED PARTY TRANSACTIONS

During the six months ended September 30, 2006, the Company had $1,295,599 of advances due to directors or companies controlled by directors and or significant shareholders.

MK Enterprises LLC, which has directors in common and from which we acquired the Product License, was paid $146,000 (2005 - $0) during the six months ended September 30, 2006 and this has been recorded in product development costs.  Also included in product development costs for the six months ended September 30, 2006 is $83,077 paid to Stacy Anderson and Eric Enciso, both officers of the Company.  A director of the Company who is active in the accounting also accrued $15,000 (2005- $9,000) in fees, which are recorded as professional expenses.